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Exhibit 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc.
for the three months ended March 31, 2008

Consolidated statements of earnings and comprehensive income
(unaudited)

	Three months ended March 31
	2008	2007
($ millions)		(restated) (note 2)

Revenues (note 3)	5 988	3 951

Expenses
Purchases of crude oil and products (note 2)	1 258	1 129
Operating, selling and general (notes 2, 3 and 7)	973	814
Energy marketing and trading activities (note 3)	1 851	571
Transportation and other costs	52	46
Depreciation, depletion and amortization	248	190
Accretion of asset retirement obligations	16	12
Exploration	12	32
Royalties (note 11)	322	189
Taxes other than income taxes	150	158
Loss on disposal of assets	2	—
Project start-up costs	7	3
Financing expenses (income) (note 5)	79	(11)

	4 970	3 133

Earnings Before Income Taxes	1 018	818

Provision for Income Taxes (notes 2 and 10)
Current	156	162
Future	154	80

	310	242

Net Earnings	708	576

Other comprehensive income (loss) (note 13)	47	(17)

Comprehensive Income	755	559

Net Earnings Per Common Share (dollars), (note 6)
Basic	1.53	1.25

Diluted	1.50	1.22

Cash dividends	0.10	0.08

See accompanying notes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    017

Consolidated balance sheets
(unaudited)

	March 31 2008	December 31 2007
($ millions)		(restated) (note 2)

Assets
Current assets
Cash and cash equivalents	657	569
Accounts receivable (note 3)	1 847	1 416
Inventories (note 2)	1 154	1 012
Income taxes receivable	61	95
Future income taxes	55	46

Total current assets	3 774	3 138
Property, plant and equipment, net	22 194	20 945
Deferred charges and other (note 3)	467	404

Total assets	26 435	24 487

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	7	6
Accounts payable and accrued liabilities (notes 2, 3 and 11)	3 249	2 775
Taxes other than income taxes	64	72
Income taxes payable	96	244
Future income taxes	65	37

Total current liabilities	3 481	3 134
Long-term debt (note 12)	4 552	3 811
Accrued liabilities and other (notes 3 and 8)	1 382	1 434
Future income taxes (notes 2, 3 and 10)	4 344	4 212
Shareholders' equity (see below)	12 676	11 896

Total liabilities and shareholders' equity	26 435	24 487

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	463 503	913	462 783	881
Contributed surplus		233		194
Accumulated other comprehensive loss (note 13)		(206)		(253)
Retained earnings (note 2)		11 736		11 074

Total shareholders' equity		12 676		11 896

See accompanying notes.

             Suncor Energy Inc.
 018    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated statements of cash flows
(unaudited)

	Three months ended March 31
	2008	2007
($ millions)		(restated) (note 2)

Operating Activities
Cash flow from operations	1 161	825
Decrease (increase) in operating working capital
Accounts receivable	(431)	(139)
Inventories	(142)	(32)
Accounts payable and accrued liabilities	387	(101)
Taxes payable/receivable	(121)	152

Cash flow from operating activities	854	705

Cash Used in Investing Activities	(1 410)	(1 100)

Net Cash Deficiency Before Financing Activities	(556)	(395)

Financing Activities
Decrease in short-term debt	—	(1)
Net proceeds from issuance of long-term debt	—	601
Net increase (decrease) in long-term debt	651	(231)
Issuance of common shares under stock option plan	24	5
Dividends paid on common shares	(43)	(33)
Deferred revenue	—	3

Cash flow provided by financing activities	632	344

Increase (Decrease) in Cash and Cash Equivalents	76	(51)
Effect of Foreign Exchange on Cash and Cash Equivalents	12	(2)
Cash and Cash Equivalents at Beginning of Period	569	521

Cash and Cash Equivalents at End of Period	657	468

See accompanying notes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    019

Consolidated statements of changes in shareholders' equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (AOCI)	Retained Earnings

At December 31, 2006, as previously reported	794	100	(71)	8 129
Retroactive adjustment for change in accounting policy (note 2)	—	—	—	132

At December 31, 2006, as restated	794	100	(71)	8 261
Net earnings	—	—	—	576
Dividends paid on common shares	—	—	—	(33)
Issued for cash under stock option plan	7	(2)	—	—
Issued under dividend reinvestment plan	3	—	—	(3)
Stock-based compensation expense	—	18	—	—
Adjustment to opening retained earnings arising from ineffective portion of cash flow hedges at January 1, 2007	—	—	—	5
Adjustment to opening AOCI arising from effective portion of cash flow hedges at January 1, 2007	—	—	8	—
Change in AOCI related to foreign currency translation	—	—	(13)	—
Change in AOCI related to derivative hedging activities	—	—	(4)	—

At March 31, 2007	804	116	(80)	8 806

At December 31, 2007, as previously reported	881	194	(253)	10 791
Retroactive adjustment for change in accounting policy (note 2)	—	—	—	283

At December 31, 2007, as restated	881	194	(253)	11 074
Net earnings	—	—	—	708
Dividends paid on common shares	—	—	—	(43)
Issued for cash under stock option plan	29	(5)	—	—
Issued under dividend reinvestment plan	3	—	—	(3)
Stock-based compensation expense	—	44	—	—
Change in AOCI related to foreign currency translation	—	—	53	—
Change in AOCI related to derivative hedging activities	—	—	(6)	—

At March 31, 2008	913	233	(206)	11 736

See accompanying notes.

             Suncor Energy Inc.
 020    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data
(unaudited)

Three months ended March 31
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

EARNINGS
Revenues
Operating revenues	1 945	1 443	162	144	2 022	1 786	5	2	4 134	3 375
Energy marketing and trading activities	—	—	—	—	1 881	571	(33)	(1)	1 848	570
Intersegment revenues	301	151	10	—	—	—	(311)	(151)	—	—
Interest	—	—	—	—	—	3	6	3	6	6

	2 246	1 594	172	144	3 903	2 360	(333)	(147)	5 988	3 951

Expenses
Purchases of crude oil and products	47	9	—	—	1 553	1 270	(342)	(150)	1 258	1 129
Operating, selling and general	717	590	40	38	175	175	41	11	973	814
Energy marketing and trading activities	—	—	—	—	1 852	573	(1)	(2)	1 851	571
Transportation and other costs	42	32	3	7	7	7	—	—	52	46
Depreciation, depletion and amortization	129	100	58	41	51	39	10	10	248	190
Accretion of asset retirement obligations	14	10	2	2	—	—	—	—	16	12
Exploration	9	13	3	19	—	—	—	—	12	32
Royalties (note 11)	282	157	40	32	—	—	—	—	322	189
Taxes other than income taxes	27	21		—	123	137		—	150	158
Loss on disposal of assets	—	—	—	—	2	—	—	—	2	—
Project start-up costs	7	2	—	—	—	1	—	—	7	3
Financing expenses (income)	—	—	—	—	—	—	79	(11)	79	(11)

	1 274	934	146	139	3 763	2 202	(213)	(142)	4 970	3 133

Earnings (loss) before income taxes	972	660	26	5	140	158	(120)	(5)	1 018	818
Income taxes	(277)	(192)	(7)	(1)	(45)	(52)	19	3	(310)	(242)

Net earnings (loss)	695	468	19	4	95	106	(101)	(2)	708	576

As at March 31
TOTAL ASSETS	19 759	14 414	1 874	1 716	5 436	4 038	(634)	(219)	26 435	19 949

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    021

Schedules of Segmented Data (continued)
 (unaudited)

Three months ended March 31
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	695	468	19	4	95	106	(101)	(2)	708	576
Exploration expenses	—	—	—	15	—	—	—	—	—	15
Non-cash items included in earnings
Depreciation, depletion and amortization	129	100	58	41	51	39	10	10	248	190
Future income taxes	135	49	3	—	31	29	(15)	2	154	80
Loss on disposal of assets	—	—	—	—	2	—	—	—	2	—
Stock-based compensation expense	22	8	2	1	7	5	13	4	44	18
Other	(24)	(20)	—	3	5	2	72	(33)	53	(48)
Decrease in deferred credits and other	(47)	(5)	—	—	(1)	(1)	—	—	(48)	(6)

Total cash flow from (used in) operations	910	600	82	64	190	180	(21)	(19)	1 161	825
Decrease (increase) in operating working capital	200	(9)	41	13	(110)	(45)	(438)	(79)	(307)	(120)

Total cash flow from (used in) operating activities	1 110	591	123	77	80	135	(459)	(98)	854	705

Cash from (used in) investing activities:
Capital and exploration expenditures	(1 291)	(793)	(126)	(275)	(28)	(57)	(4)	(6)	(1 449)	(1 131)
Deferred maintenance shutdown expenditures	(19)	—	—	(1)	(21)	(1)	—	—	(40)	(2)
Deferred outlays and other investments	(6)	—	—	—	(1)	—	(4)	(1)	(11)	(1)
Decrease (increase) in investing working capital	102	73	—	—	(12)	(39)	—	—	90	34

Total cash (used in) investing activities	(1 214)	(720)	(126)	(276)	(62)	(97)	(8)	(7)	(1 410)	(1 100)

Net cash surplus (deficiency) before financing activities	(104)	(129)	(3)	(199)	18	38	(467)	(105)	(556)	(395)

             Suncor Energy Inc.
 022    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at March 31, 2008 and the results of its operations and cash flows for the three month periods ended March 31, 2008 and 2007.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Inventories

On January 1, 2008 the company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 3031 "Inventories". Under the new standard, the use of a LIFO (last-in-first-out) based valuation approach for inventory has been eliminated. The standard also required any impairment to net realizable value of inventory to be written down at each reporting period, with subsequent reversals when applicable. The company transitioned to a FIFO (first-in-first-out) based valuation approach for inventory effective January 1, 2008. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

($ millions, increase (decrease))	As at March 31 2008	As at December 31 2007

Inventories	415	404

Total assets	415	404

Accounts payable and accrued liabilities	(43)	—
Future income taxes	146	121
Retained earnings	312	283

Total liabilities and shareholders' equity	415	404

Change in Consolidated Statements of Earnings and Comprehensive Income

	Three months ended March 31
($ millions, increase/(decrease))	2008	2007

Purchases of crude oil and products	(120)	(9)
Operating, selling and general	66	(26)
Future income taxes	25	10
Net earnings	29	25
Per common share – basic (dollars)	0.06	0.05
Per common share – diluted (dollars)	0.06	0.05

(b) Capital Disclosure

On January 1, 2008, the company adopted CICA Handbook section 1535 "Capital Disclosures". This section establishes disclosure requirements for management's policies and processes in defining and managing its capital. There was no financial impact to previously reported financial statements as a result of the implementation of this new standard.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    023

(c) Financial Instruments – Disclosures and Presentation

On January 1, 2008, the company adopted CICA Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and the company's approach to management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of this new standard.

3. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce (hedge) its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Forwards and futures are contracts to purchase or sell a specific item at a specified date and price. When used as hedges, forwards and futures help to manage the exposure to losses that could result if commodity prices or foreign currency exchange rates change adversely.

An option is a contract where its holder, for a fee, has purchased the right (but not the obligation) to buy or sell a specified item at a fixed price during a specified period. Options used as hedges help to protect against adverse changes in commodity prices, interest rates, or foreign currency exchange rates.

A costless collar is a combination of two option contracts that limit the holder's exposure to changes in prices to within a specific range. The "costless" nature of this derivative is achieved by buying a put option (the right to sell) for consideration equal to the premium received from selling a call option (the right to purchase).

A swap is a contract where two parties exchange commodity, currency, interest or other payments in order to alter the nature of the payments. For example, fixed interest rate payments on debt may be converted to payments based on a floating interest rate, or vice versa; a domestic currency debt may be converted to a foreign currency debt.

See below for more technical details and amounts.

Financial risk factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. Our Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading risk management activities which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk (crude oil, natural gas and electricity price), foreign currency exchange risk and interest rate risk.

             Suncor Energy Inc.
 024    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(a)   Commodity Price Risk

The company's financial performance is closely linked to crude oil prices (including pricing differentials for various product types), and to a lesser extent, natural gas and electricity prices. The company's policies permit the use of various financial instruments in managing these price exposures. Our strategic crude oil hedging program gives management approval to fix a price or range of prices for approximately 30% of the total crude oil planned production for specified periods of time. Historically, the company has leveraged hedging instruments to stabilize cash flows during periods of growth and expansion. The company will consider additional strategic hedging opportunities as they become available.

A key component of our overall business strategy is to produce sufficient natural gas to meet or exceed internal demands for natural gas purchased for consumption in our oil sands operation, thus creating a price hedge which reduces our exposure to natural gas price volatility. In addition, existing corporate policies also permit the hedging of natural gas exposures to manage regional price differentials and pricing indexes as identified.

Changes in commodity prices on our financial contracts would have the following impact on our net earnings and other comprehensive income for the three months ended March 31, 2008:

Sensitivity Analysis

($ millions)	March 31, 2008	(1)	Change	Net Earnings	Other Comprehensive Income

Crude Oil	US$94.95/barrel
Price increase			US$1.00/barrel	(4)	(1)
Price decrease			US$1.00/barrel	4	1
Natural Gas	US$8.62/mcf
Price increase			US$0.10/mcf	1	—
Price decrease			US$0.10/mcf	(1)	—

(1)
Prices represent the average of the forward strip prices at March 31, 2008.

(b)   Foreign Currency Exchange Risk

The company is exposed to changes in foreign exchange rates as revenues, capital expenditures, or financial instruments may fluctuate due to changing rates. As crude oil, the company's primary product, is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. The company's exposure is partially offset through the issuance of U.S. dollar denominated long-term debt (refer to note 12) and by sourcing capital projects in U.S. dollars. The company rarely hedges the foreign currency risk on estimated revenues. When hedging is used, it has historically been through the use of a combination of forward and option instruments. The effect of a $0.01 increase in the US$/Cdn$ exchange rate on our U.S. dollar denominated long-term debt would increase after-tax earnings by approximately $20 million.

Where an operating unit has substantial exposure to capital expenditures in currencies other than the U.S. dollar, the company may hedge these risks through a combination of forward and option instruments. Transactions in the applicable financial market are executed consistent with established risk management policies.

(c)    Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to notes and commercial paper. The company seeks to optimize this risk through the use of interest rate swaps by swapping fixed rates of interest for variable rates (see below – fair value hedges) and other derivative instruments.

To optimize the company's position with respect to interest expense, the company targets 30% to 50% of interest should be based on floating rates. Over time this floating/fixed rate mix will fluctuate based on prevailing market conditions and management's assessment of overall risk.

The proportion of floating interest rate exposure inclusive of interest rate swaps at March 31, 2008 was 31% of total debt outstanding. The weighted average interest rate on total debt for the quarter ending March 31, 2008 was 5.7%.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    025

The company's cashflows are sensitive to changes in interest rates on the floating rate portion of the company's debt. Given our current growth and expansion plans, all interest is currently being capitalized and therefore there is no earnings impact. If the interest rates applicable to floating rate instruments were to have increased by 1%, it is estimated that the company's cashflow for the quarter would decrease by approximately $3 million. This assumes that the amount and mix of fixed and floating rate debt remains unchanged from March 31, 2008, and that the change in interest rates is effective from the beginning of the year.

2) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The company believes that it has access to sufficient capital through internally generated cashflows and external sources (bank credit markets and debt capital markets), and to undrawn committed borrowing facilities to meet current spending forecasts.

Surplus cash is invested into a range of short-dated money market securities and the company seeks to ensure the security and liquidity of those investments. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is supported through maintaining counterparty credit limits.

The following table shows the timing of cash outflows relating to trade and other payables and finance debt.

	March 31, 2008				December 31, 2007
($ millions)	Trade and other payables	(1)	Finance debt	(2)	Trade and other payables	(1)	Finance debt (2)

Within one year	3 120		1 395		2 821		764
1 to 3 years	331		452		347		427
3 to 5 years	—		872		—		917
Over 5 years	20		7 153		19		6 985

	3 471		9 872		3 187		9 093

(1)
These balances exclude non-financial liabilities (pension liabilities, asset retirement obligation, future income taxes and financial instruments) totaling $1,385 million and $1,375 million at March 31, 2008 and December 31, 2007 respectively.

(2)
Finance debt includes long-term debt, capital leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. We have a credit policy that is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the credit committee meets quarterly to ensure compliance with the credit policy and review the exposures.

             Suncor Energy Inc.
 026    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The table below shows no significant credit risk exposure in the balances outstanding as at:

Trade and other receivables ($ millions)	March 31 2008	December 31 2007

Neither impaired nor past due	1 510	1 145
Impaired	3	3
Not impaired and past due in the following periods:
within 30 days	21	46
31 to 60 days	—	14
61 to 90 days	6	10
Over 90 days	45	59
Allowance for doubtful accounts	(3)	(3)

Trade receivables	1 582	1 274
Prepaids	119	51
Other receivables	146	91

Total accounts receivable	1 847	1 416

The company has issued collateral for $4,314 million and holds collateral of $2,015 million at March 31, 2008. Collateral issued and received consists mainly of parental guarantees and letters of credit.

(a) Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities (except for the current portions of asset retirement and pension obligations), and long-term debt. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The company's fixed-term debt is accounted for under the amortized cost method. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. We do not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. We do recognize changes in the value of our U.S. dollar denominated long-term debt based on changes in the foreign exchange rate. At March 31, 2008, the carrying value of our fixed-term debt accounted for under the amortized cost method was $3.1 billion (fair value – $3.0 billion).

(b) Hedges – documented as part of a qualifying hedge relationship

Fair Value Hedges

Suncor periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to manage its exposure to benchmark interest rate fluctuations. The interest rate swap contracts involve an exchange of floating rate versus fixed rate interest payments between the company and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized in the accounts as an adjustment to interest expense. The fair value of the underlying debt is adjusted by the fair value change in the derivative financial instrument with the offset to interest expense. At March 31, 2008, the company had interest rate derivatives classified as fair value hedges outstanding for up to 3 years relating to fixed-rate debt. There was no ineffectiveness recognized on interest rate swaps designated as fair value hedges during the three month period ended March 31, 2008. The fair value of interest rate swap contracts outstanding at March 31, 2008 are detailed in note 12, Long-term debt.

The company periodically enters into derivative contracts to hedge risks specific to individual transactions. The differentials between the fair value of the hedged transactions and the fair value of the derivative contracts are recognized in the accounts as an adjustment to operating revenues. The earnings impact associated with hedge ineffectiveness on derivative contracts to hedge risks specific to individual transactions during the three month period ended March 31, 2008 was a loss of $1 million, net of income taxes of $1 million (2007 – nil).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    027

Cash Flow Hedges

Suncor operates in a global industry where the market price of its petroleum and natural gas products is largely determined based on floating benchmark indices. The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps, options and costless collars to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices. Specifically, the company manages crude sales price variability by entering into West Texas Intermediate (WTI) derivative transactions, and manages variability in market interest rates and foreign exchange rates during periods of debt issuance through the use of interest rate locks and foreign exchange forward contracts.

At March 31, 2008, the company had hedged a portion of its forecasted U.S. dollar denominated cash flows subject to U.S. dollar WTI commodity risk for 2008, as well as cash flows related to natural gas production in 2008.

There was no earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three month period ended March 31, 2008 (2007 – gain of $2 million).

Certain derivative contracts do not require the payment of premiums or cash margin deposits prior to settlement. On settlement, these contracts result in cash receipts or payments by the company for the difference between the contract and market rates for the applicable dollars and volumes hedged during the contract term. Such cash receipts or payments offset corresponding decreases or increases in the company's sales revenues or crude oil purchase costs. For collars, if market rates are not different than, or are within the range of contract prices, the options contracts making up the collar will expire with no exchange of cash. For accounting purposes, amounts received or paid on settlement are recorded as part of the related hedged sales or purchase transactions.

Contracts outstanding at March 31, 2008 were as follows:

Revenue Hedges

Crude Oil	Quantity (bpd)	Average Price (US$/bbl)	(a)	Revenue Hedged (Cdn$ millions)	(b)	Hedge Period	(c)

Costless collars	10 000	59.85 - 101.06		169 - 286		2008

Natural Gas	Quantity (GJ/day)	Average Price (Cdn$/GJ)	Revenue Hedged (Cdn$ millions)	Hedge Period	(d)

Costless collars	15 000	7.00 - 8.71	22 - 28	2008

(a)
Average price for crude costless collars is US$ WTI per barrel at Cushing, Oklahoma.

(b)
The revenue hedged is translated to Cdn$ at the March 31, 2008 exchange rate for convenience purposes.

(c)
Original hedge term is for the full year.

(d)
For the period April to October 2008, inclusive.

Fair Value of Hedging Derivative Financial Instruments

The fair value of hedging derivative financial instruments as recorded, is the estimated amount that the company would receive (pay) to terminate the hedging derivative contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	March 31 2008	December 31 2007

Revenue hedge swaps and collars	(19)	(11)
Fixed to floating interest rate swaps	13	8
Specific hedges of individual transactions	13	12

Fair value of outstanding hedging derivative financial instruments	7	9

             Suncor Energy Inc.
 028    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Accumulated Other Comprehensive Income (AOCI)

A reconciliation of changes in AOCI attributable to derivative hedging activities for the three month period ending March 31, 2008 is as follows:

($ millions)	2008

AOCI attributable to derivatives and hedging activities, at December 31, 2007, net of income taxes of $4	13
Current year net changes arising from cash flow hedges, net of income taxes of $2	(7)
Net unrealized hedging losses at the beginning of the year reclassified to earnings during the period, net of income taxes of $nil	1

AOCI attributable to derivatives and hedging activities, at March 31, 2008, net of income taxes of $2	7

(c) Hedges – Not Documented as Part of a Qualifying Hedge Relationship

Suncor also periodically enters into derivative financial instruments such as options, basis swaps, and heat rate swaps that either do not qualify for hedge accounting treatment or hedges that Suncor has not elected to document as part of a qualifying hedge relationship. These financial instruments are accounted for using the mark-to-market method and, as such, these derivative instruments are recorded at fair value at each balance sheet date. The earnings impact associated with these contracts for the three month period ended March 31, 2008, was a loss of $10 million, net of income taxes of $4 million (2007 – a loss of $3 million, net of income taxes of $1 million).

Significant contracts outstanding at March 31 were as follows:

Crude Oil (d)	Quantity (bpd)	Average Price (US$/bbl)	(a)	Revenue Hedged (Cdn$ millions)	(b)	Hedge Period (c)

Purchased puts	55 000	60.00		1 238		2009
Purchased puts	55 000	60.00		1 238		2010

(a)
Average price for crude puts is US$ WTI per barrel at Cushing, Oklahoma.

(b)
The revenue hedged is translated to Cdn$ at the March 31, 2008 exchange rate for convenience purposes.

(c)
Original hedge term is for the full year.

(d)
Premium paid was US$59 million.

(d) Energy Marketing and Trading Activities

In addition to the financial derivatives used for hedging activities, the company uses physical and financial energy contracts, including swaps, forwards and options to earn trading and marketing revenues. Financial energy trading activities are accounted for using the mark-to-market method and, as such, these derivative instruments are recorded at fair value at each balance sheet date. Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. The results of these activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings and Comprehensive Income. Net pretax earnings (loss) for the three month period ended March 31 for our refining and marketing segment were as follows:

Net Pretax Earnings (Loss)

($ millions)	2008	2007

Physical energy contracts trading activity	30	3
Financial energy contracts trading activity	—	(4)
General and administrative costs	(1)	(1)

Total	29	(2)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    029

(e) Fair Value of non-designated Derivative Financial Instruments

The fair value of unsettled (unrealized) energy derivative assets and liabilities, which includes all financial contracts referenced in section (c) & (d) above are as follows:

($ millions)	March 31 2008	December 31 2007

Energy trading assets	70	18
Energy trading liabilities	39	21

Net energy trading assets (liabilities)	31	(3)

Change in fair value of net assets

($ millions)	2008

Fair value of contracts at December 31, 2007	(3)
Fair value of contracts realized during the period	(1)
Fair value of contracts entered into during the period	38
Changes in values attributable to market price and other market changes during the period	(3)

Fair Value of Contracts outstanding at March 31, 2008	31

4. CAPITAL STRUCTURE FINANCIAL POLICIES

Suncor's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

Suncor monitors capital through two key ratios: net debt to cash flow from operations and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus long-term debt less cash and cash equivalents divided by 12 month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus long-term debt divided by short-term debt plus long-term debt plus shareholders' equity.

Suncor's strategy during Q1 2008, which was unchanged from 2007, was to maintain the measure set out in the following schedule. Suncor believes that maintaining our capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings.

At March 31, ($ millions)	Capital Measure Target	2008	2007

Components of ratios
Short-term debt		7	6
Long-term debt		4 552	2 714
Total debt		4 559	2 720
Cash and equivalents		657	468
Net debt		3 902	2 252
Shareholders' equity		12 676	9 646
Total capitalization (total debt + shareholders' equity)		17 235	12 366

Cash flow from operations (trailing 12 months)		4 345	4 013

Net debt/cash flow from operations	<2.0 times	0.9	0.6

Total debt/total debt plus shareholders' equity		26%	22%

             Suncor Energy Inc.
 030    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2008	2007

Interest expense on debt	64	38
Capitalized interest	(64)	(38)

Net interest expense	—	—
Foreign exchange (gain) loss on long-term debt	86	(12)
Other foreign exchange (gain) loss	(7)	1

Total financing expenses (income)	79	(11)

6. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2008	2007 (restated)

Net earnings	708	576

(millions of common shares)
Weighted-average number of common shares	463	460
Dilutive securities:
Options issued under stock-based compensation plans	10	11

Weighted-average number of diluted common shares	473	471

(dollars per common share)
Basic earnings per share (a)	1.53	1.25
Diluted earnings per share (b)	1.50	1.22

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

7. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor's shareholder return relative to a peer group of companies.

A restricted share unit is a time vested award with a three-year term entitling employees to receive cash.

(a) Stock Option Plans:

(i) SunShare 2012 Performance Stock Option Plan

The company granted 115,000 options in the first quarter of 2008 under its new employee stock-based compensation plan. Under this plan, meeting specified performance targets may accelerate the vesting of some options, such that 25% of outstanding options may vest on January 1, 2010, and the remaining 75% of outstanding options may vest on January 1, 2013. All unvested options at January 1, 2013, which have not previously expired or been cancelled, will automatically expire.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    031

(ii) SunShare Performance Stock Option Plan

During the first quarter of 2008, the company granted no options (312,000 options granted during the first quarter of 2007) to eligible permanent full-time and part-time employees, both executive and non-executive, under its employee stock option incentive plan ("SunShare").

On January 31, 2005, in connection with the achievement of predetermined performance criterion, approximately 25% of the then outstanding options vested under the SunShare plan. On June 30, 2005, an additional predetermined performance criterion under the SunShare plan was met, resulting in the vesting of 50% of the outstanding, unvested SunShare options on April 30, 2008. In 2007, the final predetermined performance criterion was met, and as a result, the remaining 50% of the outstanding, unvested SunShare options will vest on April 30, 2008.

(iii) Executive Stock Option Plan

Under this plan, the company granted 401,000 common share options in the first quarter of 2008 (457,000 options granted during the first quarter of 2007) to non-employee directors and certain executives and other senior members of the company. Options granted have a ten-year life and vest annually over a three year period.

(iv) Key Contributor Stock Option Plan

Under this plan, the company granted 1,170,000 common share options in the first quarter of 2008 (1,158,000 options granted during the first quarter of 2007) to non-insider senior managers and key employees. Options granted have a ten-year life and vest annually over a three year period.

Fair Value of Options Granted

The fair values of all common share options granted during the period are estimated as at the grant date using the Monte Carlo simulation approach for the SunShare 2012 option plan and the Black-Scholes option-pricing model for all other option plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three months ended March 31
	2008	2007

Quarterly dividend per share	$0.10	$0.08
Risk-free interest rate	3.62%	4.08%
Expected life	6 years	6 years
Expected volatility	28%	28%
Weighted-average fair value per option	$31.29	$28.85

Stock-based compensation expense recognized in the first quarter of 2008 related to stock options plans was $44 million (2007 – $18 million).

             Suncor Energy Inc.
 032    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company's reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Three months ended March 31
($ millions, except per share amounts)	2008	2007 (restated)

Net earnings – as reported	708	576
Less: compensation cost under the fair value method for pre-2003 options	3	3

Pro forma net earnings	705	573

Basic earnings per share
As reported	1.53	1.25
Pro forma	1.52	1.25
Diluted earnings per share
As reported	1.50	1.22
Pro forma	1.49	1.22

(b) Performance Share Units (PSUs)

In the first quarter of 2008 the company issued 381,000 (2007 – 399,000) PSUs. Recovery recognized in the first quarter of 2008 was $5 million (2007 – $19 million in expense).

(c) SunShare 2012 Restricted Share Units (RSUs)

In the first quarter of 2008 the company issued 465,000 RSUs under its new employee stock-based compensation plan. Expense recognized in the first quarter of 2008 was $3.8 million.

8. EMPLOYEE FUTURE BENEFITS LIABILITY

The company's pension plans and other post-retirement benefits programs are described in note 9 of the company's 2007 Annual Report. The following is the status of the net periodic benefit cost for the three months ended March 31.

	Pension Benefits		Other Post-retirement Benefits
	2008	2007	2008	2007

Current service costs	14	13	1	1
Interest costs	12	11	2	2
Expected return on plan assets	(11)	(11)	—	—
Amortization of net actuarial loss	6	6	1	—

Net periodic benefit cost	21	19	4	3

9. SUPPLEMENTAL INFORMATION

	Three months ended March 31
($ millions)	2008	2007

Interest paid	66	55
Income taxes paid	273	17

10. INCOME TAXES

During the fourth quarter of 2007 the federal government substantively enacted a 3.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $360 million related to the revaluation of its opening future income tax balances.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    033

During the second quarter of 2007 the federal government substantively enacted a 0.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $67 million related to the revaluation of its opening future income tax balances.

11. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Our current estimation of Alberta Crown royalties is based on regulations currently in effect. Alberta Crown royalties in effect for each oil sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R.

Oil Sands royalties payable in 2008 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates and total capital and operating costs for each project. The oil sands pretax royalty estimate was $282 million for the first three months of 2008 compared to $157 million for the first three months of 2007. The balance of the consolidated royalty expense is in respect of natural gas royalties of $40 million (2007 – $32 million).

In 2008, the estimation process for calculating the quarterly royalty provision was changed from being based on an annual estimate to being based on the actual eligible revenues and costs recorded in the period. If the annualized approach was used for 2008, pretax royalties would have been $17 million higher for the first quarter.

12. LONG-TERM DEBT AND CREDIT FACILITIES

During the first quarter 2008, Suncor's $330 million bilateral credit facility was increased to $410 million. Also, the company renegotiated its $2 billion syndicated credit facility, increasing the credit limit to $3.5 billion, and extending its term to 2013.

During the third quarter, 2007, the company issued an additional US$400 million principal amount of 6.50% Notes under an outstanding US$2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on June 15, 2038. The net proceeds received were used for general corporate purposes, including repayment of short term borrowing, supporting Suncor's ongoing capital spending program and for working capital requirements.

During the second quarter, 2007, the company issued 6.50% Notes with a principal amount of US$750 million under an outstanding US$2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on June 15, 2038. The net proceeds received were used for general corporate purposes, including repayment of short term borrowing, supporting Suncor's ongoing capital spending program and for working capital requirements.

($ millions)	March 31 2008	December 31 2007

Fixed-term debt, redeemable at the option of the Company
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 182	1 137
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	514	494
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	514	494
5.39% Series 4 Medium Term Notes, due in 2037	600	600
6.70% Series 2 Medium Term Notes, due in 2011	500	500

	3 310	3 225
Revolving-term debt, with interest at variable rates
Commercial Paper	1 173	522

Total unsecured long-term debt	4 483	3 747
Secured long-term debt	1	1
Capital Leases	102	102
Fair value of interest rate swaps	9	6
Deferred financing costs	(43)	(45)

Total long-term debt	4 552	3 811

             Suncor Energy Inc.
 034    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

At March 31, 2008, undrawn lines of credit were approximately $2,478 million, as follows:

($ millions)	2008

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2009	410
Facility that is fully revolving for a period of five years and expires in 2013	3 500
Facilities that can be terminated at any time at the option of the lenders	45

Total available credit facilities	3 955

Credit facilities supporting outstanding commercial paper	1 173
Credit facilities supporting standby letters of credit	304

Total undrawn credit facilities	2 478

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive loss, net of income taxes, are as follows:

($ millions)	March 31 2008	December 31 2007

Unrealized foreign currency translation adjustments	(213)	(266)
Unrealized gains and losses on derivative hedging activities	7	13

Total	(206)	(253)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    035

Highlights
(unaudited)

	2008	2007 (restated)

Cash Flow from Operations
(dollar per common share – basic)
For the three months ended March 31
Cash flow from operations (1)	2.51	1.79

Ratios
For the twelve months ended March 31
Return on capital employed (%) (2)	28.8	34.4
Return on capital employed (%) (3)	21.1	26.0

Net debt to cash flow from operations (times) (4)	0.9	0.6

Interest coverage on long-term debt (times)
Net earnings (5)	17.0	23.3
Cash flow from operations (6)	22.0	28.3

As at March 31
Debt to debt plus shareholders' equity (%) (7)	26.5	22.0

Common Share Information
As at March 31
Share price at end of trading
Toronto Stock Exchange – Cdn$	99.21	87.85
New York Stock Exchange – US$	96.35	76.35

Common share options outstanding (thousands)	27 887	21 389

For the three months ended March 31
Average number outstanding, weighted monthly (thousands)	463 108	460 074

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve month period ended; net earnings (2008 – $3,010 million; 2007 – $2,820 million) adjusted for after-tax financing income (2008 – $105 million; 2007 – $12 million) divided by average capital employed (2008 – $10,436 million; 2007 – $8,168 million). Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 46 of Suncor's 2007 Annual Report to Shareholders.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2008 – $14,256 million; 2007 – $10,788 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

             Suncor Energy Inc.
 036    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly operating summary
(unaudited)

	For the quarter ended					Total year
	Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec 31 2007

OIL SANDS
Production (1),(a)
Total production	248.0	252.5	239.1	202.3	248.2	235.6
Firebag	34.6	40.4	35.8	36.2	35.3	36.9
Sales (a)
Light sweet crude oil	96.2	102.2	99.3	100.0	105.5	101.7
Diesel	28.0	26.0	23.9	20.3	29.5	25.0
Light sour crude oil	120.8	118.2	94.1	84.2	112.7	102.3
Bitumen	0.1	5.4	6.6	3.8	6.8	5.7

Total sales	245.1	251.8	223.9	208.3	254.5	234.7

Average sales price (2),(b)
Light sweet crude oil	100.93	87.34	81.00	75.64	68.63	78.03
Other (diesel, light sour crude oil and bitumen)	93.09	78.48	73.76	66.74	63.62	70.86
Total	96.16	82.07	76.97	71.01	65.70	74.01
Total *	96.22	82.36	76.97	71.01	65.61	74.07
Cash operating costs and Total operating costs – Total operations (c)
Cash costs	25.10	24.10	23.00	28.40	21.75	24.15
Natural gas	5.00	3.60	2.10	4.20	4.50	3.55
Imported bitumen	1.45	0.20	—	0.10	0.05	0.10

Cash operating costs (3)	31.55	27.90	25.10	32.70	26.30	27.80
Project start-up costs	0.30	0.55	1.10	1.15	0.10	0.95

Total cash operating costs (4)	31.85	28.45	26.20	33.85	26.40	28.75
Depreciation, depletion and amortization	5.75	5.60	5.70	5.85	4.45	5.40

Total operating costs (5)	37.60	34.05	31.90	39.70	30.85	34.15

Cash operating costs and Total operating costs – In-situ bitumen production only (c)
Cash costs	14.60	9.95	11.85	10.60	11.05	10.85
Natural gas	14.10	9.15	9.10	10.60	11.05	9.90

Cash operating costs (6)	28.70	19.10	20.95	21.20	22.10	20.75
Firebag start-up costs	0.35	—	—	—	—	—

Total cash operating costs (7)	29.05	19.10	20.95	21.20	22.10	20.75
Depreciation, depletion and amortization	6.75	6.80	6.70	5.75	5.35	6.20

Total operating costs (8)	35.80	25.90	27.65	26.95	27.45	26.95

(for the period ended)
Capital employed (i)	6 837	6 605	6 071	5 112	5 173
(for the twelve months ended)
Return on capital employed (j)	44.3	43.0	32.3	35.3	53.1
Return on capital employed (j)****	28.0	27.9	21.7	24.4	39.8

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    037

Quarterly operating summary (continued)
 (unaudited)

		For the quarter ended					Total year
		Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec 31 2007

	NATURAL GAS
	Gross production **
	Natural gas (d)	209	210	193	191	191	196
	Natural gas liquids and crude oil (a)	3.3	3.2	3.1	3.0	3.1	3.1
	Total gross production (e)	38.2	38.2	35.2	34.9	34.9	35.8
	Total gross production (f)	229	229	211	209	209	215
	Average sales price (2)
	Natural gas (g)	7.30	6.08	5.39	6.85	7.01	6.32
	Natural gas (g) *	7.30	6.02	5.14	6.83	7.14	6.27
	Natural gas liquids and crude oil (b)	64.14	60.31	58.11	51.21	56.69	56.64
	Net wells drilled
Conventional	– exploratory ***	2	6	1	3	4	14
	– development	7	6	2	1	8	17

		9	12	3	4	12	31

	(for the period ended)
	Capital employed (i)	1 175	1 153	1 090	1 079	1063
	(for the twelve months ended)
	Return on capital employed (j)	3.5	2.5	(0.6)	0.6	8.5

	REFINING AND MARKETING
	Refined product sales (h)
	Transportation fuels
Gasoline	– retail	4.6	4.9	5.1	5.2	5.4	5.2
	– other	10.8	11.0	12.0	11.7	11.8	11.6
	Distillate	10.4	11.0	10.8	10.5	10.3	10.6

	Total transportation fuel sales	25.8	26.9	27.9	27.4	27.5	27.4
	Petrochemicals	0.6	0.7	0.9	1.3	0.8	0.9
	Asphalt	2.2	1.4	2.1	1.8	1.3	1.7
	Other	1.9	3.8	4.2	4.1	2.0	3.5

	Total refined product sales	30.5	32.8	35.1	34.6	31.6	33.5

	Crude oil supply and refining
	Processed at refineries (h)	23.0	22.1	25.9	27.6	24.6	25.1
	Utilization of refining capacity (j)	90	87	102	108	97	98

	(for the period ended)
	Capital employed (i)	2 837	2 489	2 332	2 011	2 055
	(for the twelve months ended)
	Return on capital employed (j)	18.3	20.0	20.9	22.4	19.3
	Return on capital employed (j) ****	16.5	17.4	17.9	17.2	12.2

             Suncor Energy Inc.
 038    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly operating summary (continued))

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	–	Total operations production includes total production from both mining and in-situ operations.
(2) Average sales price	–	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).
(3) Cash operating costs – Total operations	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(4) Total cash operating costs – Total operations	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(5) Total operating costs – Total operations	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(6) Cash operating costs – In-situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.
(7) Total cash operating costs – In-situ bitumen production	–	Include cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.
(8) Total operating costs – In-situ bitumen production	–	Include total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

Explanatory Notes

*	Excludes the impact of hedging activities.
**	Currently production is located in the Western Canada Sedimentary Basin.
***	Excludes exploratory wells in progress.
****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(d)	millions of cubic feet per day	(g)	dollars per thousand cubic feet
(b)	dollars per barrel	(e)	thousands of barrels of oil equivalent per day	(h)	thousands of cubic metres per day
(c)	dollars per barrel rounded to the nearest $0.05	(f)	millions of cubit feet equivalent per day	(i)	$ millions
				(j)	percentage

Metric Conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    039

QuickLinks

  Exhibit 99.3